April 18, 2006



Mail Stop 3561



Mr. Roger Stone
Chief Executive Officer
Stone Arcade Acquisition Corp.
c/o Stone-Kaplan Investments, LLC
One Northfield Plaza,  Suite 480
North field, IL  60093


      Re:	Stone Arcade Acquisition Corp.
            Form 8-K
		Filed April 12, 2006
		File No. 0-51444


Dear Mr. Stone:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Item 4.01

1. In the second paragraph of your Item 4.01 disclosure, please revise the second sentence to disclose whether during your two most recent fiscal years (or such shorter period since inception) and any subsequent interim periods before the date your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to
the subject matter of the disagreement(s) in connection with its
reports.   See Item 304(a)(1)(iv)(A) of Regulation S-B.

2. Please file an updated letter from your former accountant stating whether the accountant agrees with your revised Item 304 disclosure, or the extent to which the accountant does not agree. Refer to Item
304(a)(3) of Regulation S-B.

	As appropriate, please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call the undersigned at
(202)
551-3237.



								Sincerely,



								Maureen Bauer
								Staff Accountant

Mr. Roger Stone
Stone Arcade Acquisition Corp.
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE